

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2024

Sandeep S. Aujla
Executive Vice President and Chief Financial Officer
Intuit Inc.
2700 Coast Avenue
Mountain View, CA 94043

> **Re: Intuit Inc.**
> **Form 10-K for the fiscal year ended July 31, 2023**
> **File No. 000-21180**

Dear Sandeep S. Aujla:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended July 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 37

1. We note that in your earnings call for the quarter ended October 31, 2023, your CEO indicated that the company looks at metrics around number of customers, conversion, retention and average revenue per customer (ARPC) across the entire franchise, as well as by area and that the metric that will matter the most for Full Service is going to be ARPC. We also note that in your earnings release for the quarter ended July 31, 2023 you disclosed TurboTax Federal Unit Data. Please tell us whether these metrics are key performance indicators used in managing your business and if so, please include a quantified discussion of these metrics for each period presented in your periodic filings. Refer to SEC Release No. 33-10751.

<u>Segment Results, page 39</u>

2. We note your discussion of segment results, starting on page 37, describes multiple factors that impacted results in each reporting period, however, you provide no quantification of the impact of each factor. For example:

    •   You disclose that Online Ecosystem revenue increased due to an increase in customers, higher effective prices and a shift in mix to higher-priced offerings as well as higher Mailchimp revenue.
    •   The operating income discussion for the Small Business & Self-Employed segment describes the year-over-year increase as primarily due to increase in revenue and partially offset by higher staffing expenses, sales-related expenses, and outside services expenses.
    •   Revenue for the Consumer segment discussion describes the increase as primarily due to a shift in mix to your higher-priced product offerings as well as higher effective prices, partially offset by a decrease in total tax returns.

    Where a material change is attributed to two or more factors, including any offsetting factors, please revise throughout your results of operations discussion to ensure you include a quantified discussion of each factor and avoid using terms such as "primarily" or "substantially all" in favor of specific quantification. Similar concerns apply to your Forms 10-Q. Refer to Item 303(b) of Regulation S-K.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Chen Chen at 202-551-7351 or Christine Dietz at 202-551-3408 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Kerry McLean